UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 7, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES THEREIN TO ‘UNDERLYING RESULT BEFORE TAX’ AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURTIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO ‘UNDERLYING RESULT BEFORE TAX’ AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

2	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Operating and financial review and prospects

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Presentation of information

In this Report on Form 6-K (‘Form 6-K’), and unless otherwise stated or the context otherwise dictates, references to ‘ING Groep N.V.’, ‘ING Groep’ and ‘ING Group’ refer to ING Groep N.V. and references to ‘ING’, the ‘Company’, the ‘Group’, ‘we’ and ‘us’ refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, ‘ING Insurance’) and ING Bank N.V. (together with its consolidated subsidiaries, ‘ING Bank’), respectively.

All references to IFRS-IASB in this Form 6-K refer to International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS-IASB’), including the decisions ING Group made with regard to the options available under IFRS as issued by the IASB.

All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.

ING prepares financial information in accordance with IFRS-IASB for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Form 6-K. The published 2011 Consolidated Annual Accounts of ING Group, however, are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 ‘Financial instruments’ – Classification and measurement was issued, which was initially effective as of 2013. However, in December 2011 the International Accounting Standards Board decided to amend this standard and to postpone the mandatory application of IFRS 9 until 2015. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

The financial information in this Form 6-K is prepared under IFRS-IASB as required by the SEC. This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies, where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net result amounts compared to those disclosed in this Form 6-K.

A reconciliation between IFRS-EU and IFRS-IASB is included on page 22.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Underlying result before tax and Operating result are included within this Form 6-K as they serve as performance measure utilized by the Banking operations and Insurance operations, respectively, for segment reporting.

Unless otherwise specified or the context otherwise requires, references to ‘EUR’ are to euros.

Small differences are possible in the tables due to rounding.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	3

Report on Form 6-K

Operating and financial review and prospects continued

Cautionary statement with respect to forward-looking statements

All figures in this document are unaudited.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those expressed or implied in such statements due to, without limitation:

•	changes in general economic conditions, in particular economic conditions in ING’s core markets;

•	changes in performance of financial markets, including developing markets;

•	consequences of a potential (partial) break-up of the euro;

•	the implementation of ING’s restructuring plan to separate banking and insurance operations;

•

changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness;

•	the frequency and severity of insured loss events;

•	changes affecting mortality and morbidity levels and trends;

•	changes affecting persistency levels;

•	changes affecting interest rate levels;

•	changes affecting currency exchange rates;

•	changes in investor, customer and policyholder behaviour;

•	changes in general competitive factors;

•	changes in laws and regulations;

•	changes in the policies of governments and/or regulatory authorities;

•	conclusions with regard to purchase accounting assumptions and methodologies;

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards;

•	changes in credit ratings;

•	ING’s ability to achieve projected operational synergies; and

•	the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report on Form 20-F of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities.

4	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Operating and financial review and prospects continued

Consolidated results of operations

The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group’s operating segments are based on the management structure of the Group, which is different from its legal structure. ING Group evaluates the results of its segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. For the banking activities underlying result is analysed in a format that is similar to the IFRS profit and loss account.

The breakdown of underlying result before tax by business line for the banking and insurance activities can be found in Note 13 ‘Segment Reporting’.

With regard to insurance activities, ING Group analyses the underlying result through a margin analysis, which includes the following components:

•	Operating result

•	Non-operating items

Both are analysed into various sub-components. The total of operating result and non-operating items (gains/ losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

To determine the operating result the following non-operating items are adjusted in the reported underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;

•	Revaluations on assets marked to market through the P&L; and

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, Variable Annuities/Fixed Indexed Annuities (“VA/FIA”), Guaranteed Benefit Reserve Unlocking and DAC offset on gains/losses on debt securities.

The operating result for the life insurance business is also broken down in expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts, including dividends and coupons);

•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the United States);

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs; it includes mortality, morbidity and surrender results; and

•	Non-modelled which is not significant and includes parts of the business for which no margins are provided.

Group Overview

ING Group’s net result was EUR 1,494 million in the first six months of 2012 against EUR 3,521 million in the first six months of 2011. Net result in the first six months of 2012 included EUR—309 million of special items, EUR 479 million result on divestments, mainly ING Direct USA, EUR 273 million result from discontinued operations, and EUR -180 million on the classification as discontinued operations. As of 30 June 2012, the Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance are classified as held for sale and as discontinued operations. Although no divestment transactions have yet been completed, it has been decided to write off the EUR 180 million goodwill in ING Investment Management (IIM) Korea. IFRS 5 requires a write-off of certain assets, such as goodwill, if a unit is expected to be divested below book value.

For other assets in Asia, such as investments and insurance-related assets, the regular accounting policies continue to apply and the carrying value of these assets is not impacted by the held for sale classification. Negotiations are on-going and it is too early to predict the final financial outcome with respect to the divestments of the operations held for sale.

ING continuously evaluates its portfolio of businesses, in line with its stated objective of sharpening its focus. Within this context, ING announced on 2 August 2012 that it is currently reviewing strategic options for ING Direct Canada and ING Direct UK. These reviews may or may not lead to transactions, and no decisions have yet been made in this regard. ING is committed to conduct these processes with the utmost diligence in the interests of its stakeholders, including customers, employees and shareholders.

Refer to Note 13 ‘Segment Reporting’ of the condensed consolidated interim accounts for Profit and loss account IFRS-IASB – Group, Banking and Insurance.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	5

Report on Form 6-K

Operating and financial review and prospects continued

Banking operations

ING’s banking underlying result before tax dropped 53.5% to EUR 1,641 million from EUR 3,528 million in the first six months of last year. This decline was largely caused by the EUR 1,329 million negative swing in fair value changes on derivatives related to asset-liability management activities for the mortgage and savings portfolios in the Netherlands and Belgium. These fair value changes are mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, underlying result before tax decreased 20.8% to EUR 2,120 million from EUR 2,678 million in the first six months of 2011. Banking underlying result in the first half of 2012 included EUR 217 million of losses on selective de-risking to reduce Risk Weighted Assets (RWA) migration and exposure to southern European debt, EUR 21 million of impairments on debt and equity securities as well as a EUR 218 million negative impact of credit and debt valuation adjustments (CVA/DVA) at Commercial Banking, while last year was impacted by EUR 162 million of impairments (mainly on Greek government bonds), EUR 44 million of selective de-risking losses and EUR -4 million of CVA/DVA impacts. Excluding all aforementioned items in both periods, underlying result before tax declined by EUR 312 million, or 10.8%, mainly due to higher risk costs and lower interest results.

Total underlying income decreased 18.0% compared with the first six months of 2011. Interest results fell 2.3%. This was driven by a decline in the interest margin which dropped by 10 basis points to 1.29% in the first six months of 2012, mainly reflecting margin pressure on savings. Commission income declined 5.2% reflecting lower fees in Commercial Banking due to lower deal activity in Industry Lending and Financial Markets/Corporate Finance. Investment income rose to EUR 200 million from a loss of EUR 107 million in the first half of 2011. The improvement was mainly due to a sharp decline in impairments, which dropped to EUR 21 million from EUR 162 million in the same period last year as well as due to gains on the sale of bonds and equities, which were EUR 180 million, up EUR 141 million from a year ago. Other income declined to EUR—308 million from EUR 1,337 million last year with EUR 1,329 million of the decline caused by the negative swing in fair value changes on derivatives related to asset-liability management activities as mentioned above. The remaining decline was mainly attributable to EUR 198 million of losses on selective de-risking (the remaining part of losses on selective de-risking was reported in Investment income) versus a loss of EUR 37 million in the first six months of 2011 as well as the EUR 218 million negative impact of credit and debt valuation adjustments in Commercial Banking compared with EUR 4 million negative in the same period last year.

Underlying operating expenses declined 2.0% to EUR 4,388 million, reflecting ongoing cost-containment measures, lower performance related personnel expenses and a refund from the old deposit guarantee scheme in Belgium, partly offset by the impact of higher salaries and bank levies. The underlying cost/income ratio increased to 62.6% from 52.3% in the first half of 2011.

Net additions to loan loss provisions rose significantly compared with last year reflecting a further deterioration in economic sentiment and its impact on the real economy. Underlying risk costs were EUR 982 million, an increase of 79.9% compared with the first six months of 2011, mainly visible in Commercial Banking and to a lesser extent in Retail Netherlands. Risk costs were annualized 65 basis points of average risk-weighted assets compared with 39 basis points in the first half of 2011.

Retail Netherlands

Retail Netherlands’ underlying result before tax decreased to EUR 513 million from EUR 696 million in the first six months of 2011. Income declined due to ongoing margin pressure, mainly on funds entrusted. Operating expenses decreased versus a year ago, reflecting lower personnel costs supported by the announced cost-savings measures. Risk costs increased to EUR 291 million from EUR 168 million in the first six months of last year.

Total underlying income was EUR 1,975 million, down 4.3% on the first half of 2011. Margins on savings remained under pressure, reflecting continued price competition and a shift from variable savings to fixed-term deposits. In the first half of 2012 funds entrusted grew by EUR 7.0 billion supported by the successful campaign for a one-year fixed term deposit. Mortgage production was low, reflecting the uncertainty in the Dutch housing market, but the portfolio still grew in the first six months of this year due to lower redemptions, at higher margins. The Business lending production was also low, showing the uncertain economic environment, resulting in a net outflow of EUR 0.4 billion in the first six months of 2012, particularly in the SME-segment, while margins declined.

Operating expenses decreased by EUR 28 million (or 2.3%) in the first half of this year, mainly driven by lower personnel expenses due to reduced FTE numbers and a lower target remuneration accrual as well as the impact of cost containment measures.

The net addition to loan loss provisions rose to EUR 291 million versus EUR 168 million a year ago. This was largely attributable to higher additions for specific files in the mid-corporate segment, combined with higher risk costs for mortgages, which was impacted by the lower house price indices and higher payment arrears.

6	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Operating and financial review and prospects continued

Retail Belgium

Retail Belgium’s underlying result before tax increased to EUR 334 million from EUR 255 million in the first six months of 2011, due to higher income and lower operating expenses.

The underlying income rose 6.0% to EUR 1,090 million compared to EUR 1,028 million last year, as growth in client balances was accompanied by higher margins, particularly in mortgages and current accounts. Funds entrusted increased by EUR 2.6 billion in the first half of 2012, mainly due to current accounts inflow in the mid-corporate and SME segment. The lending portfolio increased by EUR 2.9 billion, of which EUR 1.0 billion in residential mortgages and EUR 2.0 billion in other lending.

Operating expenses decreased by EUR 21 million (or 3.0%) compared with the first half of 2011, mainly driven by a EUR 38 million refund of the old deposit guarantee scheme. Excluding this DGS-refund, expenses increased 2.4%, primarily due to higher personnel expenses and new bank levies.

The net addition to the provision for loan losses was up EUR 4 million to EUR 72 million versus EUR 68 million a year ago. The first half of 2011 included releases of the provision for loan losses in business lending, while in the first six months of 2012 a new Loss Given Default (LGD)-model in Record Bank was implemented, also resulting in the lower provisions.

Retail Germany

Retail Germany’s underlying result before tax decreased in the first six months of 2012 to EUR 231 million from EUR 263 million in the first six months of 2011, mainly due to lower interest results and commission income, which were partially mitigated by lower impairments.

The underlying income decreased to EUR 598 million in the first half of 2012 compared to EUR 632 million last year, which included EUR 52 million of impairments on Greek government bonds and EUR 5 million of de-risking losses. The decline was primarily due to lower interest results following margin compression (particularly in savings), combined with lower commission income and the negative impact of hedge inefficiency, while de-risking losses rose to EUR 13 million. Funds entrusted increased by EUR 4.3 billion in the first half of 2012, while the lending portfolio was EUR 1.9 billion higher, of which EUR 1.6 billion in residential mortgages and EUR 0.3 billion in other lending.

Operating expenses increased by EUR 13 million (or 4.1%) compared to the first half of 2011. The increase reflects higher staff numbers and IT costs to support business growth, partly compensated by lower marketing expenses.

The net addition to the provision for loan losses was EUR 39 million versus EUR 54 million a year ago, as a result of lower new defaults.

Retail Rest of World

Retail Rest of World’s underlying result before tax dropped to EUR 43 million, which included EUR 198 million of losses on selective de-risking of southern European exposures. In the first six months of 2011, underlying result before tax was EUR 190 million, including EUR 120 million of impairments on Greek government bonds and EUR 39 million of de-risking losses. Excluding these items, underlying result before tax was EUR 241 million, down EUR 108 million on last year.

The underlying income excluding de-risking losses and Greek impairments amounted to EUR 1,298 million, down EUR 19 million (or -1.4%) from last year. The interest margin declined reflecting the low interest rate environment and margin compression, affecting several countries. This was partly compensated by higher income in Turkey (reflecting improved spreads) and a one-off capital gain in Canada. Funds entrusted increased by EUR 1.8 billion in the first half of 2012, primarily led by net inflows in Vysya, Spain, Australia, Turkey and Poland. Net lending production was EUR 2.4 billion, for EUR 1.4 billion attributable to mortgages.

Operating expenses increased by EUR 39 million (or 4.3%) compared to the first half of 2011, reflecting higher salary expenses and business growth. The increase was partly offset by lower marketing expenses.

The addition to the provision for loan losses was EUR 134 million versus EUR 83 million a year ago, an increase largely attributable to a specific provision for a CMBS in the UK.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	7

Report on Form 6-K

Operating and financial review and prospects continued

Commercial Banking

Underlying result before tax of Commercial Banking dropped 75.8% to EUR 552 million from EUR 2,283 million in the first six months of 2011. This decline was largely caused by the EUR 1,329 million negative swing in fair value changes on derivatives related to asset-liability management activities for the mortgage and savings portfolios in the Netherlands and Belgium. These fair value changes are mainly a result of changes in market interest rates. No hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, underlying result before tax of Commercial Banking dropped 28.1% to EUR 1,031 million from EUR 1,433 million in the first six months of 2011. This decline was largely attributable to a sharp increase in risk costs, particularly in Industry Lending, while negative effects of CVA/DVA adjustments suppressed this year’s income.

Total underlying income declined EUR 1,523 million, or 40.8%, to EUR 2,214 million in the first half of 2012. The decrease was mainly visible in the product group Bank Treasury, Real Estate & Other, due to the aforementioned negative swing in fair value changes on derivatives related to asset-liability management activities as mentioned above. Income was furthermore down in Financial Markets and Industry Lending, partly offset by an increase in General Lending & Transaction Services.

The total interest result dropped 6.3% on the first six months of 2011, mainly due to lower interest results of Bank Treasury, Real Estate & Other, which was affected by higher funding costs and a steepening of the yield curves for shorter tenors. Interest result of Industry Lending also dropped, mainly due to margin pressure and a decline in Real Estate Finance’s portfolio, but this was largely offset by higher interest results in General Lending & Transaction Services, where margins improved.

Commission income dropped by EUR 58 million, or 10.8%, on the first six month of 2011, mainly attributable to lower fee income in Industry Lending and lower deal flows in Financial Markets/Corporate Finance. Investment income was up by EUR 85 million, reaching EUR 144 million this year from EUR 59 million in 2011, helped by gains on bonds in the ALM book of Bank Treasury. Other income turned negative to EUR 169 million compared to EUR 1,262 million positive in the first half of 2011, due to the aforementioned negative swing in fair value changes on derivatives related to asset-liability management activities. Excluding this impact, other income was 24.8% lower at EUR 310 million, which is a drop of EUR 102 million compared to the first half of 2011. The decline was attributable to lower income in Financial Markets, which included EUR 218 million of negative CVA/DVA adjustments this year. This was partly offset by a EUR 35 million gain on the sale of an ING Real Estate project in Poland.

Operating expenses amounted to EUR 1,217 million, or a decrease of 5.0%, compared with the same period in 2011 due to lower performance-related staff costs and a redundancy provision booked in the prior year. The underlying cost/income ratio in the first half of 2012 was 55.0%, compared with 34.3% a year ago.

Net additions to loan loss provisions rose to EUR 445 million from EUR 173 million in the first half of 2011. This included EUR 255 million higher risk costs in Industry Lending, mainly attributable to Real Estate Finance, while last year included releases from prior provisions in Structured Finance. Risk costs for General Lease activities reported under Bank Treasury, Real Estate & Other also increased, but were largely offset by a decline in General Lending & Transaction Services. Risk costs in the first six months of 2012 were annualised 65 basis points of average risk-weighted assets, up from 25 basis points a year ago.

8	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Operating and financial review and prospects continued

Insurance operations

Total underlying result before tax from the insurance operations for the six months ending 30 June 2012 decreased to EUR -4 million from EUR 719 million in the same period last year. Total premium income decreased by EUR 164 million to EUR 10,790 million in the first half of 2012 from EUR 10,954 million in the same period last year. Decreases in Benelux (EUR 481 million), Central & Rest of Europe (EUR 137 million) and US VA business (EUR 11 million) were partly offset by an increase in the US (EUR 474 million).

Commission income decreased 5.7% to EUR 673 million from EUR 714 million in the first half of 2011. Investment and other income decreased by 7.4% to EUR 2,714 million in the first six months of 2012 compared with EUR 2,930 million in the same period a year ago. Underlying expenditure increased EUR 303 million, from EUR 13,879 million in the first half of 2011 to EUR 14,182 million in the first half of 2012.

Insurance results decreased in the first half of 2012. The operating result of EUR 562 million decreased 38.8% from the same period last year, mainly as a result of a lower technical margin, higher expenses and lower non-life results. These effects were partly offset by a higher investment margin. The underlying result before tax in the first half of 2012 fell to EUR -4 million from EUR 719 million a year ago due to the lower operating result combined with a lower non-operating result.

Life insurance and investment management

The operating result from Life Insurance and Investment Management was EUR 739 million, or 29.2% lower than the first half of 2011. This decrease was mainly the result of a EUR 196 million decrease in the technical margin and EUR 110 million increase in Life administrative expenses, which were partly offset by a EUR 89 million increase in the investment margin.

The investment margin increased to EUR 900 million from EUR 811 million in the first half of 2011. The increase is fully attributable to the US (excluding US Closed Block VA) as a result of higher general account assets in the Retirement business and lower average crediting rates.

Fees and premium-based revenues were 1.5% lower than in the same period last year and amounted to EUR 1,554 million. Higher sales in the US were offset by higher hedging and reserve costs in the US Closed Block VA and lower fees in Central & Rest of Europe stemming from lower margin life products and pension fund regulatory changes in Poland and Hungary.

The technical margin amounted to EUR 175 million and fell by EUR 196 million (or 52.8%) compared to the first half year of 2011. EUR 70 million of the decrease resulted from a one-off settlement of an insurance contract with a large pension fund in the Netherlands in the second quarter of 2011. The impact of the current low interest rate environment on the provisions for guarantees on certain life insurance contracts in the Benelux and a lower mortality result on individual life in the US also contributed to the decline.

Life & ING IM administrative expenses were EUR 1,258 million, EUR 110 million (or 9.6%) higher than in the first half of 2011. This increase was caused by higher Solvency II expenses in Europe as well as non recurring expenses in the Benelux and the US.

Deferred Acquisition Costs (DAC) amortisation and trail commissions increased to EUR 642 million from EUR 589 million in the first half of 2011, an increase of 9.0%. This increase was mainly driven by the growth of the US business.

The non-life operating result fell 63.9% to EUR 39 million compared with EUR 108 million in the first six months of 2011 mainly due to higher claims in the Benelux caused by the downturn in the Dutch economy.

The operating result for the Corporate Line was EUR -216 million versus EUR -234 million in the first half of 2011. The improvement was the result of—on balance – lower results from the funding activities of Capital Management as well as improved reinsurance results, partly offset by higher unallocated expenses.

The underlying result before tax fell to EUR -4 million from EUR 719 million in the first six months of 2011. The decrease was driven by the lower operating results combined with lower non-operating results as a result of the negative impact of hedges to protect regulatory capital in the US and the Benelux.

Gains/losses and impairments on investments came to EUR 39 million from EUR -262 million in the first half of 2011. In the first six months of 2012 EUR 203 million capital gains on public equity were partly compensated by losses on debt securities from de-risking (EUR 104 million) and impairments on public equity (EUR 48 million). The 2011 loss consisted of impairments on subordinated debt from Irish banks (EUR 180 million) and Greek government bonds that were impacted by the restructuring proposals of July 2011 (EUR 123 million).

Revaluations decreased to EUR -156 million in the first half of 2012 versus EUR 192 million in the same period last year. The lower revaluations are mainly due to the Benelux (EUR -251 million) as a result of negative revaluation of equity hedges to protect solvency and negative revaluation of real estate that were partly offset by positive CMO revaluations in the US.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	9

Report on Form 6-K

Operating and financial review and prospects continued

Market and other impacts were EUR -449 million in the first half of 2012 compared with EUR -129 million in the same period last year. In the Benelux the result was negatively impacted by the change of provision for guarantees on separate account pension contracts (net of hedging). The US showed higher DAC unlocking. The US Closed Block VA realised hedge losses, opposed to a gain on hedges, net of reserve changes. The 2011 numbers include a non-recurring DAC adjustment for US Closed Block VA.

Insurance Benelux

Insurance Benelux operating result fell 39.5% in the first six month of 2012 to EUR 359 million, from EUR 593 million in the first half of 2011, as a result of non-recurring positive results included in the technical margin last year, a lower investment margin due to de-risking measures in the second half of 2011 and lower non-life results.

Life investment margin decreased to EUR 324 million versus EUR 335 million in the first half of 2011. This was mainly attributable to de-risking measures in the second half of 2011, partly offset by higher volume from higher general account assets.

Fees and premium-based revenues increased slightly to EUR 317 million compared to EUR 306 million in the first half of 2011. The inclusion of AZL, the pension administration company (modelled as of the first quarter of 2012), contributed EUR 17 million to the increase, with a corresponding reduction in non-modelled income. However, on a comparable basis, fees and premium-based revenues decreased by EUR 6 million in line with lower gross premium income.

Technical margin fell 58.7% to EUR 92 million from EUR 223 million in the same period last year. Last year’s result included the settlement of an investment contract with a large pension fund in the Netherlands. In the current half year our technical margin is under pressure due to low interest rates leading to increases of the provisions for guarantees on certain group life contracts and on unit linked life contracts. Furthermore, morbidity results were lower compared to the first six months of last year.

Life administrative expenses increased to EUR 308 million from EUR 281 million in the first six months of 2011, driven by higher non-recurring additions to employee benefit provisions, higher Solvency II expenses and higher expenses related to NN Bank.

DAC amortisation & trail commissions decreased by EUR 12 million compared with the first half of 2011, reflecting lower commissions in line with lower gross premium income.

The non-life operating result fell 66.7% to EUR 35 million from EUR 106 million in the first half of 2011, largely caused by higher claims in the Netherlands due to the unfavourable economic circumstances. Property & Casualty (P&C) products also experienced higher claims compared to the first half year of 2011, partly mitigated by non-recurring provision releases.

The underlying result before tax in the first six months of 2012 decreased by EUR 415 million to EUR -119 million from EUR 296 million in the first half of 2011. Underlying result in the first half of 2012 was impacted by EUR 190 million capital gains on public equities, which was partly offset by the EUR 104 million de-risking impact of capital losses on Portuguese, Italian and Spanish bonds as well as EUR 45 million impairments on other public equities. Revaluations were EUR -251 million as a result of negative revaluation of equity hedges to protect solvency and negative revaluation of real estate. Furthermore, the change of the provision for guarantees on separate account pension contracts (net of hedging), in combination with a macro interest rate hedge result, was EUR -247 million.

Insurance Central and Rest of Europe

The operating result before tax for Insurance Central and Rest of Europe declined 30.4% to EUR 80 million from EUR 115 million in the same period last year. This decline was mainly caused by the impact of pension reforms implemented in Poland and Hungary which affected the results as from the third quarter last year, as well as lower results in Greece due to the challenging macro-economic climate.

The investment margin for the first half year of 2012 decreased 21.2% to EUR 26 million as compared with EUR 33 million last year. The decrease was mainly due to lower investment yields in Greece, reflecting de-risking measures taken last year as well as the impact of the Greek Private Sector Involvement (PSI) debt exchange.

Fees and premium-based revenues declined to EUR 213 million from EUR 244 million in the first six months of 2011. The decline reflects lower fees on life insurance, as older, higher margin portfolios mature and are replaced by lower-margin products. Further regulatory changes to pension funds in Poland and Hungary and the economic downturn in Greece negatively impacted fees and premium based revenues.

The technical margin equalled last year’s margin in the first six months.

Life administrative expenses decreased to EUR 150 million from EUR 157 million in the same period a year ago. This decrease was mostly due to higher project expenses in the first half of 2011.

10	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Operating and financial review and prospects continued

DAC amortisation and trail commissions increased by EUR 10 million compared with the same period last year to EUR 110 million in line with higher sales.

Despite the decrease in the operating result of EUR 35 million, the underlying result before tax increased by EUR 74 million to EUR 72 million. The improvement of the underlying result was driven by lower impairments of debt securities and gains on the sales of derivates. The first half of 2011 contained impairments of Irish bank bonds and Greek government bonds, whereas impairments in first half of 2012 were related to losses on the sale of Spanish financial institutions bonds and losses from the execution of the Greek PSI debt exchange.

Insurance United States

The operating result decreased to EUR 317 million from EUR 328 million in the first six months of 2011. This decrease is mainly attributable to a lower technical margin as well as higher administrative expenses and higher DAC amortisation and trail commissions. These effects are partly offset by a higher investment margin and fees and premium-based revenues.

The life investment margin of EUR 547 million is a 27.5% increase from the first six months of 2011. This increase is primarily due to higher general account assets in the Retirement business, and partially due to customer transfers from equity accounts and lower average crediting rates.

Fees and premium-based revenues rose to EUR 585 million from EUR 528 million in the first six months of 2011. The increase from the first six months of 2011 is primarily due to growth in the term life business, and higher fee income due to strong net flows in the full service retirement business and higher equity market levels. This increase was partially offset by customer transfers to fixed accounts and lower recordkeeping fees.

The technical margin decreased to EUR -15 million from EUR 46 million in the first six months of 2011. This decline was mainly attributable to lower results in Individual Life, partially offset by higher results in Employee Benefits and the closed block Group Reinsurance business.

Life administrative expenses were EUR 443 million, up 18.1% from a year ago. This increase is primarily related to a non-recurring expenses reduction in the first six months of 2011 and a non-recurring severance accrual in the first six months of 2012. These higher costs are partly offset by lower expenses in 2012 due to a reduction in the number of recordkeeping staff.

DAC amortisation and trail commissions were higher at EUR 356 million compared with EUR 300 million in the first half of 2011, primarily due to higher operating income subject to DAC amortisation.

The underlying result before tax decreased to EUR 336 million in the first six months of 2012 as compared to EUR 429 million in the previous year. This decrease was mainly driven by lower non-operating results, which were mainly caused by lower revaluations as well as lower market and other impacts.

Gains/losses and impairments improved to EUR 24 million from EUR -46 million in the first six months of 2011, primarily driven by lower impairments and credit losses, as well as an increase in gains on the sale of debt securities.

Revaluations were EUR 76 million compared with EUR 162 million in the first six months of 2011. 2011 reflected very strong revaluation results on the alternative investment portfolio. The current year reflected positive CMOB revaluations partly offset by negative revaluations of alternative assets, including losses on the sale of a portfolio of limited partnership interests.

Market and other impacts were EUR -81 million compared with EUR -15 million in the previous year. The first six months of 2012 reflect higher DAC unlocking, driven by positive revaluations of CMOB’s, as well as a non-recurring pension curtailment charge.

Insurance US Closed Block VA

The operating result decreased to EUR -63 million from EUR 31 million in the first six months of 2011. This decrease is mainly attributable to lower fees and premium-based revenue, in addition to a lower investment margin and a lower technical margin.

The life investment margin decreased to EUR 2 million from EUR 15 million in the first six months of 2011. This decrease is primarily due to lower yields on investments backing reserves due to higher liquidity balances and the low interest rate environment.

Fees and premium-based revenues decreased to EUR 50 million from EUR 118 million in the first six months of 2011. This decrease is mainly due to lower fee income and higher hedge and reserve costs. The lower fee income was due to lower AUM levels, driven by negative net flows, which were only partly offset by market related growth. The higher hedge and reserve costs are due to higher notional balances on equity derivatives and higher reserve levels, which have increased primarily due to the fourth quarter 2011 assumption changes.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	11

Report on Form 6-K

Operating and financial review and prospects continued

The technical margin decreased to EUR 9 million from EUR 13 million in the first six months of 2011. This decline was mainly attributable to higher letter of credit costs and lower surrender fee income, partly offset by a non-recurring reserve release in the first quarter of 2012.

Life administrative expenses were EUR 51 million compared with EUR 41 million in the first six months of 2011. This increase is primarily related to a shift in the allocation of technology and finance costs between the US Closed Block VA and Insurance US.

DAC amortisation and trail commissions were almost flat at EUR 73 million.

The underlying result before tax decreased to EUR -168 million in the first six months of 2012 as compared to EUR 122 million in the previous year. This decrease is driven by the lower operating result as well as a loss on hedges, net of reserve changes, as the hedge program focuses on protecting regulatory capital rather than mitigating earnings volatility.

Gains/losses and impairments improved to EUR 16 million from EUR 1 million in the first six months. Revaluations were nil compared with EUR 3 million in the first six months of 2011.

Market and other impacts were EUR -121 million compared with EUR 87 million in the previous year, reflecting a loss on hedges, net of reserve changes, in the current year compared with a gain on hedges, net of reserve changes, as well as a non-recurring DAC adjustment, in the previous year.

ING Investment Management

The operating result remained stable at EUR 85 million, as higher administrative expenses were offset by higher fee and premium based revenues.

Fees and premium-based revenues increased 2.4% from EUR 381 million to EUR 390 million as a result of currency effects.

Administrative Expenses increased 3.7% from EUR 294 million to EUR 305 million as a result of currency effects.

Non-operating result was slightly lower as higher revaluations in the first half of 2012 were more than offset by a decrease of EUR 5 million in gains/losses and impairments.

The underlying result before tax decreased to EUR 100 million from EUR 103 million in the first half of 2011 due to a lower operating income and a lower non-operating result compared with last year.

Consolidated assets and liabilities

ING Group’s balance sheet decreased by EUR 43 billion to EUR 1,231 billion at 30 June 2012 from EUR 1,274 billion at the end of 2011. As of 30 June 2012, the Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance are classified as held for sale which caused large changes per balance sheet item.

Cash and balances with central banks

Cash and balances with central banks decreased to EUR 16 billion from EUR 31 billion at the end of December 2011. This was the result of the deliberate reduction in short-term professional funding, resulting in less overnight deposits placed with central banks.

Amounts due to and from banks

Amounts due from banks increased by EUR 2 billion and amounts due to banks was reduced by EUR 13 billion, thereby lowering short-term professional funding. As a result, net borrowing from banks decreased by EUR 15 billion to EUR 11 billion at the end of June 2012.

Loans and advances to customers

Loans and advances to customers increased by EUR 7 billion to EUR 604 billion at 30 June 2012 from EUR 597 billion at 31 December 2011. EUR 5 billion of this increase was attributable to currency impacts. Excluding currency impacts, the EUR 3 billion growth was due to a EUR 7 billion increase in customer lending (mainly Retail Banking) partly offset by a decrease of EUR 4 billion in securities at amortized cost and IABF receivable due to repayments, run-off and selective de-risking.

Financial assets/liabilities at fair value

Financial assets at fair value through P&L decreased by EUR 18 billion to EUR 245 billion compared with the end of December 2011. This decline was mainly attributable to lower trading securities and derivatives, partly offset by positive revaluations of Investments for risk of policyholders.

Financial liabilities at fair value through P&L were down by EUR 7 billion to EUR 136 billion, mainly as a result of lower repo funding.

12	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Operating and financial review and prospects continued

Debt securities in issue

Capital and money markets remained challenging in the first half of 2012. The improved liquidity in the market has resulted in clients placing more of their excess cash with ING. As a result debt securities in issue increased by EUR 18 billion to EUR 158 billion reflecting higher short term debt.

Insurance and investment contracts

Insurance and investment contracts decreased by EUR 45 billion to EUR 234 billion, mainly reflecting the transfer of the investments of Insurance/IM Asia Pacific of EUR 57 billion to Liabilities held for sale and an increase in the provision for risk of policyholders, mirroring the movement in the investments for risk of policyholders.

Customer deposits

Customer deposits and other funds on deposit increased by EUR 2 billion to EUR 473 billion, excluding EUR 3 billion of positive currency impacts. The growth was driven by EUR 10 billion higher savings accounts, due to strong net inflows in Retail Banking, coupled with EUR 5 billion increase in credit balances on customer accounts. Corporate deposits declined by EUR 10 billion at comparable currency rates which is in line with ING Bank’s strategic direction to optimise the Bank balance sheet.

Shareholders’ equity

Shareholders’ equity increased by EUR 4 billion to EUR 46 billion, mainly due to the half year net profit of EUR 1.5 billion as well as a higher revaluation reserve.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	13

2. ING GROUP CONDENSED CONSOLIDATED INTERIM ACCOUNTS (IFRS-IASB)

14	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Condensed consolidated balance sheet of ING Group

as at

amounts in millions of euros	30 June 2012	31 December 2011
ASSETS
Cash and balances with central banks	16,181	31,194
Amounts due from banks	47,395	45,323
Financial assets at fair value through profit and loss 2	244,584	262,722
Investments 3	205,318	217,407
Loans and advances to customers 4	604,077	596,877
Reinsurance contracts	5,679	5,870
Investments in associates	2,255	2,370
Real estate investments	1,342	1,670
Property and equipment	2,746	2,886
Intangible assets 5	2,929	3,558
Deferred acquisition costs	4,670	10,204
Assets held for sale 6	63,876	62,483
Other assets	30,069	31,016

Total assets	1,231,121	1,273,580

EQUITY
Shareholders’ equity (parent)	45,946	42,452
Non-voting equity securities	3,000	3,000

	48,946	45,452
Minority interests	927	777

Total equity	49,873	46,229

LIABILITIES
Subordinated loans	9,089	8,858
Debt securities in issue	157,926	139,861
Other borrowed funds	19,560	19,684
Insurance and investment contracts	234,252	278,833
Amounts due to banks	58,874	72,233
Customer deposits and other funds on deposit	472,916	467,547
Financial liabilities at fair value through profit and loss 7	136,341	142,868
Liabilities held for sale 6	61,559	64,265
Other liabilities	30,731	33,202

Total liabilities	1,181,248	1,227,351

Total equity and liabilities	1,231,121	1,273,580

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	15

Report on Form 6-K

Condensed consolidated profit and loss account of ING Group

for the six month period ended

	6 month period
	1 January to 30 June
amounts in millions of euros	2012	2011
Continuing operations
Interest income banking operations	30,465	33,531
Interest expense banking operations	–24,494	–26,826

Interest result banking operations	5,971	6,705
Gross premium income	10,790	10,954
Investment income 8	3,720	2,719
Commission income	1,782	2,091
Other income 9	–411	1,428

Total income	21,852	23,897

Underwriting expenditure 10	12,312	12,085
Addition to loan loss provision	982	702
Intangible amortisation and other impairments 11	136	154
Staff expenses	3,185	3,748
Other interest expenses	166	64
Other operating expenses	3,073	2,847

Total expenses	19,854	19,600

Result before tax from continuing operations	1,998	4,297
Taxation	537	1,102

Net result from continuing operations	1,461	3,195

Discontinued operations
Net result from discontinued operations 19	273	373
Net result from classification as discontinued operations 19	–180

Total net result from discontinued operations	93	373

Net result from continuing and discontinued operations (before minority interests)	1,554	3,568

	6 month period
	1 January to 30 June
amounts in millions of euros	2012	2011
Net result attributable to:
Equityholders of the parent	1,494	3,521
Minority interests	60	47

	1,554	3,568
Net result from continuing operations attributable to:
Equityholders of the parent	1,401	3,150
Minority interests	60	45

	1,461	3,195
Net result from discontinued operations attributable to:
Equityholders of the parent	93	371
Minority interests		2

	93	373

16	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Condensed consolidated profit and loss account of ING Group continued

for the six month period ended

	6 month period
	1 January to 30 June
amounts in euros	2012	2011
Earnings per share 12
Basic earnings per ordinary share	0.33	0.60
Diluted earnings per ordinary share	0.33	0.60

Earnings per share from continuing operations 12
Basic earnings per ordinary share from continuing operations	0.31	0.50
Diluted earnings per ordinary share from continuing operations	0.31	0.50

Earnings per share from discontinued operations 12
Basic earnings per ordinary share from discontinued operations	0.02	0.10
Diluted earnings per ordinary share from discontinued operations	0.02	0.10

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	17

Report on Form 6-K

Condensed consolidated statement of comprehensive income of ING Group for the six month period ended

	6 month period
	1 January to 30 June
amounts in millions of euros	2012	2011
Net result for the period from continuing and discontinued operations	1,554	3,568

Unrealised revaluations after taxation	2,449	–721
Realised gains/losses transferred to profit and loss	–227	213
Changes in cash flow hedge reserve	404	–208
Transfer to insurance liabilities/DAC	–968	91
Exchange rate differences	198	–1,942
Other revaluations	10

Total amount recognised directly in equity (other comprehensive income)	1,866	–2,567
Total comprehensive income	3,420	1,001

Comprehensive income attributable to:
Equityholders of the parent	3,338	971
Minority interests	82	30

	3,420	1,001

For the six month period 1 January 2012 to 30 June 2012 the Unrealised revaluations after taxation comprises EUR -35 million (1 January 2011 to 30 June 2011: EUR 3 million) related to the share of other comprehensive income of associates.

For the six month period 1 January 2012 to 30 June 2012 the Exchange rate differences comprises EUR 3 million (1 January 2011 to 30 June 2011: EUR –92 million) related to the share of other comprehensive income of associates.

18	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Condensed consolidated statement of cash flows of ING Group

for the six month period ended

amounts in millions of euros	30 June 2012	30 June 2011
Result before tax	2,196	4,790
Adjusted for: – depreciation	384	853
– deferred acquisition costs and value of business acquired	–212	–213
– increase in provisions for insurance and investment contracts	716	555
– addition to loan loss provisions	982	702
– other	2,196	–577
Taxation paid	–364	–761
Changes in: – amounts due from banks, not available on demand	1,070	–3,134
– trading assets	–36	–1,492
– non-trading derivatives	–74	–957
– other financial assets at fair value through profit and loss	35	283
– loans and advances to customers	–6,190	–16,188
– other assets	–1,678	–857
– amounts due to banks, not payable on demand	–11,816	2,705
– customer deposits and other funds on deposit	2,279	14,631
– trading liabilities	–7,031	–10,733
– other financial liabilities at fair value through profit and loss	544	–868
– other liabilities	1,392	–3,848

Net cash flow from (used in) operating activities	–15,607	–15,109
Investments and advances – available-for-sale investments	–73,466	–113,143
– investments for risk of policyholders	–29,891	–27,704
– other investments	–430	–1,253
Disposals and redemptions – available-for-sale investments	67,109	105,377
– investments for risk of policyholders	32,387	30,054
– other investments	–6,328	3,082

Net cash flow from (used in) investing activities	–10,619	–3,587

Proceeds from borrowed funds and debt securities	251,007	174,175
Repayments of borrowed funds and debt securities	–236,508	–155,552
Repayment of non-voting equity securities		–2,000
Repurchase premium		–1,000
Other net cash flow from financing activities	131	44

Net cash flow from financing activities	14,630	15,667

Net cash flow	–11,596	–3,029
Cash and cash equivalents at beginning of period	34,279	20,740
Effect of exchange rate changes on cash and cash equivalents	–185	–206

Cash and cash equivalents at end of period	22,498	17,505

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	3,650	3,808
Amounts due from/to banks	925	–895
Cash and balances with central banks	16,181	12,091
Cash and cash equivalents classified as Assets held for sale	1,742	2,501

Cash and cash equivalents at end of period	22,498	17,505

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	19

Report on Form 6-K

Condensed consolidated statement of changes in equity of ING Group for the six month period ended

amounts in millions of euros	Share capital	Share premium	Reserves	Total share-holders’ equity (parent)	Non-voting equity securities	Minority interests	Total
Balance at 1 January 2012	919	16,034	25,499	42,452	3,000	777	46,229

Unrealised revaluations after taxation			2,448	2,448		1	2,449
Realised gains/losses transferred to profit and loss			–227	–227			–227
Changes in cash flow hedge reserve			404	404			404
Transfer to insurance liabilities/DAC			–968	–968			–968
Exchange rate differences			187	187		11	198
Other revaluations						10	10

Total amount recognised directly in equity			1,844	1,844		22	1,866

Net result for the period			1,494	1,494		60	1,554

Total comprehensive income			3,338	3,338		82	3,420

Changes in the composition of the group						68	68
Purchase/sale of treasury shares			236	236			236
Employee stock option and share plans			–80	–80			–80

Balance at 30 June 2012	919	16,034	28,993	45,946	3,000	927	49,873

amounts in millions of euros	Share capital	Share premium	Reserves	Total share-holders’ equity (parent)	Non- voting equity securities	Minority interests	Total
Balance at 1 January 2011	919	16,034	20,766	37,719	5,000	729	43,448

Unrealised revaluations after taxation			–721	–721			–721
Realised gains/losses transferred to profit and loss			213	213			213
Changes in cash flow hedge reserve			–208	–208			–208
Transfer to insurance liabilities/DAC			91	91			91
Exchange rate differences			–1,925	–1,925		–17	–1,942

Total amount recognised directly in equity			–2,550	–2,550		–17	–2,567

Net result for the period			3,521	3,521		47	3,568

Total comprehensive income			971	971		30	1,001

Repayment of non-voting equity securities					–2,000		–2,000
Repurchase premium (1)			–1,000	–1,000			–1,000
Changes in the composition of the group						79	79
Dividends						–6	–6
Purchase/sale of treasury shares			38	38			38
Employee stock option and share plans			8	8			8

Balance at 30 June 2011	919	16,034	20,783	37,736	3,000	832	41,568

(1)	Repurchase premium paid on the repayment of EUR 2 billion non-voting equity securities

20	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts

Amounts in million of euros, unless stated otherwise

1 BASIS OF PRESENTATION

These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) and are consistent with those set out in the notes to the 2011 Consolidated Annual Accounts as included in the Annual Report on Form 20-F of ING Group, except for the amendments referred to below.

These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2011 Consolidated Annual Accounts as included in the Annual Report on Form 20-F.

Amendments to IFRS 7 ‘Disclosures – Transfers of Financial Assets’ became effective for ING Group in 2012. Amendments to IAS 12 ‘Deferred tax – Recovery of Underlying Assets’ is effective as of 2012. Neither of these has a significant effect on ING Group.

The following new or revised standards and interpretations were issued by the IASB, which become effective for ING Group after 2012:

•	IFRS 10 ‘Consolidated Financial Statements’, effective as of 2013;

•	IFRS 11 ‘Joint Arrangements’, effective as of 2013;

•	IFRS 12 ‘Disclosure of Interests in Other Entities’, effective as of 2013;

•	IFRS 13 ‘Fair Value Measurement’, effective as of 2013;

•	IAS 28 ‘Investments in Associates and Joint Ventures’, effective as of 2013;

•	Amendments to IAS 1 ‘Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income’, effective as of 2013;

•	Amendments to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’, effective as of 2013;

•	Annual Improvements 2009—2011 Cycle, effective as of 2013; and
•	Amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’, effective as of 2014.

Although these new requirements are still being analysed and the final impact is not yet known, ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on equity and/or result of ING Group.

Furthermore, in 2009 IFRS 9 ‘Financial Instruments—Classification and measurement’ was issued, which was initially effective as of 2013. However in December 2011 the International Accounting Standards Board decided to amend this standard and to postpone the mandatory application of IFRS 9 until 2015. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.

In June 2011 the revised IAS 19 ‘Employee Benefits’ was issued, which will become effective as of 2013. At this moment, ING is working on the implementation of the revised standard. The most significant change in the revised standard is the immediate recognition in equity of ‘unrecognised actuarial gains and losses’ as of the effective date. Actuarial gains and losses will no longer be recognised in the profit and loss account as part of curtailment gains/losses. The actual impact on equity and capital of this change at implementation is expected to be significant but fully depends on the market interest rate and other assumptions at the implementation date and is therefore not yet known. Unrecognised actuarial gains and losses are disclosed in Note 21 ‘Other liabilities’ in the 2011 ING Group Consolidated Annual Accounts and amounted to EUR 481 million (pre-tax) as per 31 December 2011 (2010: EUR –1,731 million pre-tax). The impact of the revised standard will be affected by movements in unrecognised actuarial gains and losses until the effective date and the impact of other changes in the revised standard. Furthermore the revised standard requires the expected return on plan assets to be determined based on a high-quality corporate bond rate, equal to the discount rate of the liability, instead of management’s best estimate. The impact of this change for 2013 will depend on the level of the discount rate at the implementation date.

International Financial Reporting Standards as issued by the IASB provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as issued by the IASB and its decision on the options available are set out in the section ‘Principles of valuation and determination of results’ in the 2011 Consolidated Annual Accounts of ING Group.

IFRS-EU refers to International Financial Reporting Standards as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. The published 2011 Consolidated Annual Accounts of ING Group are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	21

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different equity and net result amounts compared to those indicated in these Condensed interim accounts. A reconciliation between IFRS-IASB and IFRS-EU is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholders’ equity and net result under IFRS-EU and IFRS-IASB:

amounts in millions of euros	Shareholders’ equity
	30 June 2012	31 December 2011	Net result first half of
			2012	2011
In accordance with IFRS-EU	50,514	46,663	1,851	2,888

Adjustment of the EU ‘IAS 39 carve-out’	–6,127	–5,648	–479	850
Tax effect of the adjustment	–1,559	–1,437	–122	217

Effect of adjustment after tax	–4,568	–4,211	–357	633

In accordance with IFRS-IASB	45,946	42,452	1,494	3,521

The difference in net result is fully reflected in the segment Commercial Banking.

Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

In 2011, the accounting policy was changed for insurance provisions for Guaranteed Minimum Benefits for Life as disclosed in the Accounting policies and in Note 56 ‘Impact of change in accounting policy’ of the 2011 Consolidated Annual Accounts of ING Group. In 2012, changes were made to the segment reporting as disclosed in Note 13 ‘Segment reporting’ of these condensed consolidated interim accounts.

The presentation of and certain terms used in these condensed consolidated interim accounts has been changed to provide additional and more relevant information or (for changes in comparative information) to better align with the current period presentation. The impact of these changes is explained in the relevant notes when significant. The presentation of the cash flow statement was amended to separately present the cash amount included in discontinued operations/business held for sale. This amendment resulted in an increase of Cash and cash equivalents at the beginning of the period of EUR 4,980 million due to inclusion of balances classified as Assets held for sale.

The comparison of balance sheet items between 30 June 2012 and 31 December 2011 is impacted by the disposed companies as disclosed in Note 14 ‘Acquisitions and disposals’ and by the held for sale classification as disclosed in Note 6 ‘Assets and liabilities held for sale’ and Note 19 ‘Discontinued operations’.

Reference is made to the section Consolidated assets and liabilities in 1. Operating and financial review and prospects for comments on changes in certain balance sheet amounts.

22	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

2 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial assets at fair value through profit and loss

amounts in millions of euros	30 June 2012	31 December 2011
Trading assets	123,915	123,688
Investment for risk of policyholders	99,401	116,438
Non-trading derivatives	15,811	17,159
Designated as at fair value through profit and loss	5,457	5,437

	244,584	262,722

3 INVESTMENTS

Investments by type

amounts in millions of euros	30 June 2012	31 December 2011
Available-for-sale
– equity securities	10,538	9,305
– debt securities	187,519	199,234

	198,057	208,539

Held-to-maturity
– debt securities	7,261	8,868

	7,261	8,868

	205,318	217,407

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following balance sheet lines:

Debt securities

amounts in millions of euros	30 June 2012	31 December 2011
Available-for-sale investments	187,519	199,234
Held-to-maturity investments	7,261	8,868
Loans and advances to customers	33,627	29,117
Amounts due from banks	6,164	7,321

Available-for-sale investments and Assets at amortised cost	234,571	244,540

Trading assets	12,889	18,251
Investments for risk of policyholders	9,548	9,612
Designated as at fair value through profit and loss	3,003	2,967

Financial assets at fair value through profit and loss	25,440	30,830

	260,011	275,370

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	23

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Debt securities by type and balance sheet line (Available-for-sale investments and Assets at amortised cost)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Amounts due from banks		Total
amounts in millions of euros	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
Government bonds	96,293	101,988	650	881	7,892	1,081			104,835	103,950
Covered bonds	8,019	7,655	5,902	7,209	6,450	7,468	5,730	6,591	26,101	28,923
Corporate bonds	43,725	46,348			405	425			44,130	46,773
Financial Institutions’ bonds	23,767	26,892	352	421	137	134	434	736	24,690	28,183

Bond portfolio (excluding ABS)	171,804	182,883	6,904	8,511	14,884	9,108	6,164	7,327	199,756	207,829

US agency RMBS	5,600	5,630							5,600	5,630
US prime RMBS	1,263	1,398							1,263	1,398
US Alt-A RMBS	471	451							471	451
US subprime RMBS	766	774							766	774
Non-US RMBS	1,470	1,640			13,189	14,066		–6	14,659	15,700
CDO/CLO	314	238			583	921			897	1,159
Other ABS	1,686	1,900	357	357	3,508	3,536			5,551	5,793
CMBS	4,145	4,320			1,463	1,486			5,608	5,806

ABS portfolio	15,715	16,351	357	357	18,743	20,009		–6	34,815	36,711

	187,519	199,234	7,261	8,868	33,627	29,117	6,164	7,321	234,571	244,540

In connection with the divestment of ING Direct USA, ING completed the restructuring of the agreement with the Dutch State concerning the Illiquid Assets Back-Up Facility (IABF), which was announced on 16 June 2011. As a result of the restructuring, EUR 7.3 billion (USD 9.5 billion) of the loan due from the Dutch State was converted into Dutch Government Debt Securities. These debt securities are classified as Loans and advances to customers. The remaining balance as at 30 June 2012 amounts to EUR 6.8 billion (USD 8.5 billion). Reference is made to Note 14 ‘Acquisitions and disposals’.

Greece, Italy, Ireland, Portugal, Spain and Cyprus

In the first half of 2010 concerns arose regarding the creditworthiness of certain southern European countries, which later spread to a few other European countries. As a result of these concerns the value of sovereign debt decreased and exposures in those countries are being monitored closely. With regard to the sovereign debt crisis, ING Group’s main focus is on Greece, Italy, Ireland, Portugal, Spain and Cyprus as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or received support from the ECB via government bond purchases in the secondary market. Within these countries, ING Group’s main focus is on exposure to Government bonds and Unsecured Financial institutions’ bonds.

24	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

At 30 June 2012, ING Group’s balance sheet value of ‘Government bonds’ and ‘Unsecured Financial institutions’ bonds to Greece, Italy, Ireland, Portugal, Spain and Cyprus and the related pre-tax revaluation reserve in equity was as follows:

Greece, Italy, Ireland, Portugal,Spain and Cyprus—Government bonds and Unsecured Financial institutions’ bonds (1)

	30 June 2012
amounts in millions of euros	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impair- ments	Amortised cost value	Fair value of invest- ments held- to-maturity
Greece
Government bonds available-for-sale	26	–18		44
Italy
Government bonds available-for-sale	2,103	–281		2,384
Government bonds at amortised cost (loans)	105			105
Financial institutions available-for-sale	562	–36		598
Financial institutions at amortised cost (held-to-maturity)	30			30	30
Financial institutions at amortised cost (loans)	134			134
Ireland
Government bonds available-for-sale	49	–4		53
Financial institutions available-for-sale	30			30
Financial institutions at amortised cost (held-to-maturity)	34			34	34
Portugal
Government bonds available-for-sale	526	–117		643
Financial institutions available-for-sale	68	–8		76
Spain
Government bonds available-for-sale	1,069	–319		1,388
Government bonds at amortised cost (held-to-maturity)	170			170	167
Financial institutions available-for-sale	133	–30	–11	174
Cyprus
Government bonds available-for-sale	14	–5		19

Total	5,053	–818	–11	5,882	231

(1)	Exposures are included based on the country of residence.

The revaluation reserve on debt securities includes EUR 4,592 million (pre-tax) related to Government bonds. This amount comprises EUR 744 million negative revaluation reserve for Government bonds from Greece, Italy, Ireland, Portugal, Spain and Cyprus, which is more than offset by EUR 5,336 million of positive revaluation reserves for Government bonds from other countries.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	25

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Greece, Italy, Ireland, Portugal, Spain and Cyprus—Government bonds and Unsecured Financial institutions’ bonds (1)

	31 December 2011
amounts in millions of euros	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impair- ments (2)	Amortised cost value	Fair value of invest- ments held- to-maturity
Greece
Government bonds available-for-sale	255		–940	1,195
Italy
Government bonds available-for-sale	2,033	–443		2,476
Government bonds at amortised cost (loans)	97			97
Financial institutions available-for-sale	632	–62		694
Financial institutions at amortised cost (held-to-maturity)	30			30	28
Financial institutions at amortised cost (loans)	131			131
Ireland
Government bonds available-for-sale	43	–10		53
Financial institutions available-for-sale	59	–1		60
Financial institutions at amortised cost (held-to-maturity)	34			34	35
Financial institutions at amortised cost (loans)	122			122
Portugal
Government bonds available-for-sale	533	–299		832
Financial institutions available-for-sale	125	–32		157
Spain
Government bonds available-for-sale	1,190	–203		1,393
Government bonds at amortised cost (held-to-maturity)	170			170	170
Financial institutions available-for-sale	258	–35		293
Financial institutions at amortised cost (loans)	85	–1		86
Cyprus
Government bonds available-for-sale	12	–7		19

Total	5,809	–1,093	–940	7,842	233

(1)	Exposures are included based on the country of residence.
(2)

Pre-tax impairments relate to bonds held at 31 December 2011. In addition, EUR 38 million and EUR 189 million impairments were recognised in 2011 on Greek government bonds and Irish unsecured Financial institutions’ bonds that were no longer held at 31 December 2011. The total amount of impairments recognised on Greek Government bonds and Irish unsecured Financial institutions’ bonds in 2011 is therefore EUR 978 million and EUR 189 million as explained below.

On 21 July 2011 a Private Sector Involvement to support Greece was announced. This initiative involved a voluntary exchange of existing Greek government bonds together with a Buyback Facility. Based on this initiative, ING impaired its Greek government bonds maturing up to 2020 in the second quarter of 2011 (Bank: EUR 187 million, Insurance: EUR 123 million). The decrease in market value in the third quarter of 2011 of these impaired bonds is recognised as re-impairment (Bank: EUR 91 million, Insurance: EUR 70 million). Due to the outcome of the EC meeting on 26 October 2011, the Greek government bonds maturing as from 2020 were impaired in the third quarter of 2011 (Bank: EUR 177 million, Insurance: EUR 130 million). ING Group impaired all its Greek Government bonds to market value at 31 December 2011. This resulted in a re-impairment in the fourth quarter of 2011 of EUR 200 million (Bank: EUR 133 million, Insurance: EUR 67 million), bringing the total impairments on Greek government bonds to EUR 978 million (Bank: EUR 588 million, Insurance: EUR 390 million). The total Greek government bond portfolio was written down by approximately 80% as at 31 December 2011.

In the first quarter of 2012, the agreement under the Private Sector Involvement (‘PSI’) to exchange Greek Government bonds into new instruments was executed. Under this exchange, ING received new listed Greek Government bonds (for a notional amount of 31.5% of the notional of the exchanged bonds, maturities between 2023 and 2042), listed European Financial Stability Facility (‘EFSF’) notes (for a notional amount of 15% of the notional of the exchanged bonds, maturities of one to two years) and listed short-term EFSF notes (maturity of 6 months, in discharge of all unpaid interest accrued on the exchanged bonds). These new securities are recognised as available-for-sale instruments. Furthermore, ING received listed GDP-linked securities issued by Greece (notional equal to notional of the new Greek Government bonds, maturity 2042). The exchange was executed on 12 March 2012. The exchanged bonds were derecognised and the new instruments were recognised at fair value on the exchange date. The exchange resulted in a gain of EUR 15 million (Bank: EUR 22 million; Insurance: EUR –7 million) in the first quarter of 2012, being the difference between amortised cost (net of cumulative impairments) of the exchanged bonds and fair value of the new instruments at the date of exchange. This result is included in ‘Investment income’.

In 2011 ING Insurance recognised a total impairment of EUR 189 million on subordinated debt from Irish banks.

26	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Reference is made to Note 8 ‘Investment income’ for impairments on available-for-sale debt securities. Further information on ING Group’s risk exposure with regard to Greece, Italy, Ireland, Portugal, Spain and Cyprus is provided in Note 20 ‘Risk exposures Greece, Italy, Ireland, Portugal, Spain and Cyprus’ and the Risk management section of the 2011 ING Group Consolidated Annual Accounts for more details on ING Group’s risk exposures to Greece, Italy, Ireland, Portugal and Spain.

Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)

Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the second and first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had the intention to hold for the foreseeable future. The table on the next page provides information on the three reclassifications made in the second and first quarter of 2009 and the fourth quarter of 2008. Information is provided for each of the three reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet. Certain information on prior financial periods was amended to reflect more detailed information that became available compared to previous years.

Reclassifications to Loans and advances to customers and Amounts due from banks

amounts in millions of euros	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594
Range of effective interest rates (weighted average)	1.4%–24.8%	2.1%–11.7%	4.1%– 21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	–896	–1,224	–69
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	–79
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	–971	–192	–20
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification	nil	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil	nil

Impact on the financial periods after reclassification:
2012
Carrying value as at 30 June	2,390	12,275	486
Fair value as at 30 June	2,212	11,103	522
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 30 June	–234	–347	–3
Effect on shareholders’ equity (before tax) as at 30 June if reclassification had not been made	–178	–1,172	36
Effect on result (before tax) for the six month period ended 30 June if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the six month period ended 30 June (mainly interest income)	21	161	11
Recognised impairments (before tax) for the six month period ended 30 June	nil	nil	nil
Recognised provision for credit losses (before tax) for the six month period ended 30 June	nil	nil	nil

2011
Carrying value as at 31 December	3,058	14,419	633
Fair value as at 31 December	2,883	13,250	648
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–307	–446	–8
Effect on shareholders’ equity (before tax) if reclassification had not been made	–174	–1,169	15
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	90	390	28
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	27

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Reclassifications to Loans and advances to customers and Amounts due from banks (continued)

amounts in millions of euros	Q2 2009	Q1 2009	Q4 2008
2010
Carrying value as at 31 December	4,465	16,906	857
Fair value as at 31 December	4,594	16,099	889
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–491	–633	–65
Effect on shareholders’ equity (before tax) if reclassification had not been made	129	–807	32
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	89	467	34
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2009
Carrying value as at 31 December	5,550	20,551	1,189
Fair value as at 31 December	5,871	20,175	1,184
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	–734	–902	–67
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	321	–376	–5
Effect on result (before tax) as at 31 December if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)	121	629	n/a
Effect on result (before tax) for the year (mainly interest income)	n/a	n/a	47
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2008
Carrying value as at 31 December			1,592
Fair value as at 31 December			1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December			–79
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made			–28
Effect on result (before tax) if reclassification had not been made			nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)			9
Recognised impairments (before tax)			nil
Recognised provision for credit losses (before tax)			nil

4 LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers by banking and insurance operations

amounts in millions of euros	30 June 2012	31 December 2011
Banking operations	581,905	572,271
Insurance operations	28,285	32,972

	610,190	605,243

Eliminations	–6,113	–8,366

	604,077	596,877

Loans and advances to customers by type – banking operations

amounts in millions of euros	30 June 2012	31 December 2011
Loans to, or guaranteed by, public authorities	61,484	58,925
Loans secured by mortgages	325,449	319,361
Loans guaranteed by credit institutions	8,260	8,639
Personal lending	25,025	24,401
Asset backed securities	12,050	13,328
Corporate loans	155,072	152,560

	587,340	577,214

Loan loss provisions	–5,435	–4,943

	581,905	572,271

28	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Changes in loan loss provisions

	Banking operations		Insurance operations		Total
	6 month period ended	year ended	6 month period ended	year ended	6 month period ended	year ended
amounts in millions of euros	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
Opening balance	4,950	5,195	124	117	5,074	5,312
Changes in the composition of the group		–3	–3	–2	–3	–5
Write-offs	–566	–1,304	–24	–24	–590	–1,328
Recoveries	66	112		2	66	114
Increase in loan loss provisions	982	1,670	16	33	998	1,703
Exchange rate differences	43	–83	2	–2	45	–85
Other changes	–21	–637			–21	–637

Closing balance	5,454	4,950	115	124	5,569	5,074

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented under Addition to loan loss provision on the face of the profit and loss account.

In 2011, Other changes relates for EUR 565 million to the reclassification of ING Direct USA as a disposal group held for sale. Reference is made to Note 6 ‘Assets and liabilities held for sale’.

The loan loss provision relating to banking operations at 30 June 2012 of EUR 5,454 million (31 December 2011: EUR 4,950 million) is presented in the balance sheet under Loans and advances to customers and Amounts due from banks for EUR 5,435 million (31 December 2011: EUR 4,943 million) and EUR 19 million (31 December 2011: EUR 7 million) respectively.

5 INTANGIBLE ASSETS

Intangible assets

amounts in millions of euros	30 June 2012	31 December 2011
Value of business acquired	687	871
Goodwill	1,391	1,794
Software	643	611
Other	208	282

	2,929	3,558

Allocation of Goodwill to reporting units

The allocation of goodwill to reporting units was changed as a consequence of the changes in segments as disclosed in the first quarter of 2012. There was no impact on the impairment test.

Goodwill is allocated to reporting units as follows:

Goodwill allocation to reporting units

amounts in millions of euros	30 June 2012	31 December 2011
Retail Banking Netherlands	1	1
Retail Banking Belgium	50	50
Retail Banking Germany	349	349
Retail Banking Central Europe	787	738
Retail Banking International – Other	15	15
Commercial Banking	24	25
Insurance Benelux	49	48
Insurance Central & Rest of Europe	116	112
Insurance Asia/Pacific – South Korea		192
Insurance Asia/Pacific – Rest of Asia		44
ING Investment Management		220

	1,391	1,794

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	29

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

As at 30 June 2012 goodwill of Insurance Asia/Pacific South Korea, Insurance Asia/Pacific Rest of Asia and part of the ING Investment Management is no longer included above following the classification as held for sale. Reference is made to Note 6 ‘Assets and liabilities held for sale’ and to Note 19 ‘Discontinued operations’.

6 ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. As at 30 June 2012 this relates to ING’s Insurance and Investment Management businesses in Asia (‘Asia’) as disclosed in Note 19 ‘Discontinued operations’. As at 31 December 2011 this related to ING Direct USA. The sale of ING Direct USA to Capital One was closed in February 2012. Reference is made to Note 14 ‘Acquisitions and disposals’.

Assets held for sale

amounts in millions of euros	30 June 2012	31 December 2011
Cash and balances with central banks	1,742	4,980
Amounts due from banks		314
Financial assets at fair value through profit and loss	25,142	3
Available-for-sale investments	26,845	22,605
Held-to-maturity investments		444
Loans and advances to customers	2,496	31,805
Reinsurance contracts	97
Investments in associates	40
Real estate investments	88
Property and equipment	65	75
Intangible assets	458	166
Deferred acquisition costs	5,894
Other assets	1,009	2,091

	63,876	62,483

Liabilities held for sale

amounts in millions of euros	30 June 2012	31 December 2011
Other borrowed funds	4
Insurance and investments contracts	56,825
Customer deposits and other funds on deposit		64,103
Financial liabilities at fair value through profit and loss	1,663
Other liabilities	3,067	162

	61,559	64,265

Cumulative other comprehensive income includes EUR 1,592 million (31 December 2011: EUR 244 million) related to Assets and liabilities held for sale.

ING Group is considering other potential divestments, including those that are listed under the European Commission Restructuring Plan in Note 33 ‘Related parties’ in the 2011 ING Group Consolidated Annual Accounts. However, none of these businesses qualify as held for sale as at 30 June 2012 as the potential divestments are not yet available for immediate sale in their present condition and/or a sale is not yet highly probable to occur.

7 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial liabilities at fair value through profit and loss

amounts in millions of euros	30 June 2012	31 December 2011
Trading liabilities	100,651	107,682
Non-trading derivatives	21,921	22,165
Designated as at fair value through profit and loss	13,769	13,021

	136,341	142,868

The change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in credit risk in the first half of 2012 includes EUR –306 million (first half of 2011: EUR –9 million; entire year 2011: EUR 377 million) and includes EUR 289 million (31 December 2011: EUR 595 million) on a cumulative basis.

30	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

8 INVESTMENT INCOME

Investment income

	Banking operations		Insurance operations		Total
6 month period	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2012	2011	2012	2011	2012	2011
Income from real estate investments	12	16	30	27	42	43
Dividend income	33	15	140	124	173	139
Income from investments in debt securities			2,557	2,412	2,557	2,412
Income from loans			746	484	746	484
Realised gains/losses on disposal of debt securities	165	54	–35	44	130	98
Impairments of available-for-sale debt securities	–9	–222	–27	–393	–36	–615
Reversals of impairments of available-for-sale debt securities		43		4		47
Realised gains/losses on disposal of equity securities	15	22	203	147	218	169
Impairments of available-for-sale equity securities	–12	–14	–57	–24	–69	–38
Change in fair value of real estate investments	–4	–19	–37	–1	–41	–20

	200	–105	3,520	2,824	3,720	2,719

In the first half of 2012 impairments include EUR 11 million on Spanish Financial Institutions’ bonds. Reference is made to Note 3 ‘Investments’.

In the first half of 2011 impairments include EUR 490 million (full year 2011: EUR 1,167 million) on subordinated debt from Irish banks and Greek government bonds that were impacted by the restructuring proposals of July 2011. Reference is made to Note 3 ‘Investments’.

A gain of EUR 15 million was recognised in the first quarter of 2012 in ‘Realised gains/losses on disposal of debt securities’ resulting from the exchange of the Greek Government bonds. Reference is made to Note 3 ‘Investments’.

Impairments/reversals of impairments on investments per segment

	Impairments		Reversal of impairments
6 month period	1 January to 30 June		1 January to 30 June
amounts in millions of euros	2012	2011	2012	2011
Retail Belgium	–1	–8
Retail Germany		–52
Retail Rest of World		–151
Commercial Banking	–16	–25		43
Insurance Benelux	–70	–219
Insurance CRE		–120
Insurance US	–13	–76		4
Corporate Line Banking	–4
Corporate Line Insurance	–1	–2

	–105	–653		47

9 OTHER INCOME

Other income

	Banking operations		Insurance operations		Total
6 month period	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2012	2011	2012	2011	2012	2011
Result on disposal of group companies	742	42			742	42
Valuation results on non-trading derivatives	–889	1,218	–840	–468	–1,729	750
Net trading income	649	64	–35	216	614	280
Result from associates	10	47	41	108	51	155
Other income	–76	159	–13	42	–89	201

	436	1,530	–847	–102	–411	1,428

Results on disposal of group companies includes the sale of ING Direct USA. Reference is made to Note 14 ‘Acquisition and disposals’.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	31

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Included in the Valuation results on non-trading derivates are the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. For insurance operations, these derivatives hedge exposures in Insurance contract liabilities. The fair value movements on the derivates are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates. The change in fair value of the derivatives is largely offset by changes in Insurance contract liabilities, which are included in Underwriting expenditure. Reference is made to Note 10 ‘Underwriting expenditure’.

Valuation results on non-trading derivatives are reflected in the condensed consolidated statement of cash flows in the line ‘Result before tax—Adjusted for: other’.

Result from associates

	Banking operations		Insurance operations		Total
6 month period	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2012	2011	2012	2011	2012	2011
Share of results from associates	10	61	41	108	51	169
Impairments		–14				–14

	10	47	41	108	51	155

10 UNDERWRITING EXPENDITURE

Underwriting expenditure

	6 month period
	1 January to 30 June
amounts in millions of euros	2012	2011
Gross underwriting expenditure
– before effect of investment result for risk of policyholders	13,361	12,916
– effect of investment result for risk of policyholders	5,437	2,476

	18,798	15,392
Investment result for risk of policyholders	–5,437	–2,476
Reinsurance recoveries	–1,049	–831

Underwriting expenditure	12,312	12,085

32	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Underwriting expenditure

	6 month period
	1 January to 30 June
amounts in millions of euros	2012	2011
Expenditure from life underwriting
Reinsurance and retrocession premiums	697	635
Gross benefits	12,722	11,240
Reinsurance recoveries	–1,044	–828
Change in life insurance provisions for risk of company	–1,863	–687
Costs of acquiring insurance business	400	313
Other underwriting expenditure	300	246
Profit sharing and rebates	103	142

	11,315	11,061
Expenditure from non-life underwriting
Reinsurance and retrocession premiums	29	30
Gross claims	545	527
Reinsurance recoveries	–4	–4
Change in provision for unearned premiums	237	244
Change in claims provision	78	12
Costs of acquiring insurance business	132	130
Other underwriting expenditure	1	–1

	1,018	938
Expenditure from investment contracts
Costs of acquiring investment contracts	1	2
Other changes in investment contract liabilities	–22	84

	–21	86
	12,312	12,085

11 INTANGIBLE AMORTISATION AND OTHER IMPAIRMENTS

Intangible amortisation and (reversals of) impairments

	Impairment losses		Reversals of impairments		Total
6 month period	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2012	2011	2012	2011	2012	2011
Property and equipment	10	8	–3	–3	7	5
Property development	103	101			103	101
Software and other intangible assets	1	21			1	21

(Reversals of) other impairments	114	130	–3	–3	111	127
Amortisation of other intangible assets					25	27

					136	154

In the first half of 2012 EUR 103 million impairments are recognised on Property development (Commercial Banking segment) relating to various real estate development projects (including the United Kingdom, Italy and Spain) due to worsening market conditions.

In the first half of 2011 EUR 101 million impairments are recognised on Property development (Commercial Banking segment) of which EUR 59 million is due to the sale or termination of large projects in Germany and the Netherlands and EUR 43 million is based on the reassessment of Spanish real estate development projects and a small part relates to foreclosure property in the United States.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	33

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

12 EARNINGS PER ORDINARY SHARE

Earnings per ordinary share

	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2012	2011	2012	2011	2012	2011
Net result	1,494	3,521	3,790.7	3,783.4
Attribution to non-voting equity securities	–255	–1,260

Basic earnings	1,239	2,261	3,790.7	3,783.4	0.33	0.60
Dilutive instruments:
Stock option and share plans			5.4	7.6
			5.4	7.6

Diluted earnings	1,239	2,261	3,796.1	3,791.0	0.33	0.60

Attribution to non-voting equity securities

The attribution to non-voting equity securities represents the amount that would be payable on the non-voting equity securities if and when the entire net result for the period would be distributed as dividend. This amount is only included for the purpose of determining earnings per share under IFRS-IASB and does not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

The cumulative attribution for the first half of 2011 is EUR 260 million, being the coupon payable on the non-voting equity securities if and when the entire net results of the first half year would be distributed as dividend. The total attribution for the first half year of 2011 also includes the premium of EUR 1 billion paid in relation to the repurchase of the EUR 2 billion non-voting equity securities during the period.

Dilutive instruments

Diluted earnings per share is calculated as if the stock options and share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from exercised stock options and share plans is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising stock options and share plans is added to the average number of shares used for the calculation of diluted earnings per share.

The potential conversion of the non-voting equity securities has an anti-dilutive effect on the earnings per share calculation in 2012 and 2011 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in the calculation of diluted earnings per share for these periods.

Earnings per ordinary share from continuing operations

	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2012	2011	2012	2011	2012	2011
Basic earnings	1,239	2,261	3,790.7	3,783.4
Less: Net result from discontinued operations	93	371

Basic earnings from continuing operations	1,146	1,890	3,790.7	3,783.4	0.31	0.50
Dilutive instruments:
Stock option and share plans			5.4	7.6

			5.4	7.6
Diluted earnings from continuing operations	1,146	1,890	3,796.1	3,791.0	0.31	0.50

34	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Earnings per ordinary share from discontinued operations

	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2012	2011	2012	2011	2012	2011
Net result from discontinued operations	273	371
Net result on classification as discontinued operations	–180

Total net result from discontinued operations	93	371	3,790.7	3,783.4

Basic earnings from discontinued operations	93	371	3,790.7	3,783.4	0.02	0.10

Dilutive instruments:
Stock option and share plans			5.4	7.6

			5.4	7.6
Diluted earnings from discontinued operations	93	371	3,796.1	3,791.0	0.02	0.10

13 SEGMENT REPORTING

a. General

ING Group’s segments relate to the internal segmentation by business lines. As of 2012 the internal management reporting structure for the banking operations was changed in order to improve transparency and to reflect the impact of the divestments of ING Direct USA and ING Real Estate Investment Management. The segments have changed accordingly. The comparatives have been adjusted to reflect the new segment structure for the banking operations. No changes were made to the segments of the insurance operations. ING Group identifies the following segments:

Segments of ING Group

Banking	Insurance
Retail Netherlands	Insurance Benelux
Retail Belgium	Insurance Central & Rest of Europe (CRE)
Retail Germany	Insurance United States (US)
Retail Rest of World	Insurance US Closed Block VA
Commercial Banking	Insurance Asia/Pacific
ING Investment Management (IM)

As disclosed in Note 19 ‘Discontinued operations’ as of 30 June 2012 the segment Insurance Asia/Pacific ceased to exist.

In 2011, ING Group identified the following segments for banking operations: Retail Netherlands, Retail Belgium, ING Direct, Retail Central Europe, Retail Asia, Commercial Banking (excluding Real Estate), ING Real Estate and Corporate Line Banking.

Retail Banking Germany (previously part of ING Direct) is now a separate segment. The remainder of ING Direct is combined with Retail Central Europe and Retail Asia into one new segment Retail Rest of World. ING Real Estate is included in Commercial Banking.

The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board Banking and the Management Board Insurance.

The accounting policies of the segments are the same as those described under ‘Accounting policies for the consolidated annual accounts of ING’ in the 2011 ING Group Consolidated Annual Accounts. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its segments using a financial performance measure called underlying result. The information presented in this note is in line with the information presented to the Executive and Management Board. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. Disclosures on comparative periods also reflect the impact of current period’s divestments.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	35

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

The following table specifies the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments

Segment	Main source of income
Retail Netherlands	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium	Income from retail and private banking activities in Belgium, including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Rest of World	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Commercial Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

Insurance Benelux	Income from life insurance, non-life insurance and retirement services in the Benelux.

Insurance CRE	Income from life insurance, non-life insurance and retirement services in Central and Rest of Europe.

Insurance US	Income from life insurance and retirement services in the United States.

Insurance US Closed Block VA	Consists of ING’s Closed Block Variable Annuity business in the United States, which has been closed to new business since early 2010 and which is now being managed in run-off.

Insurance Asia/Pacific	Income from life insurance and retirement services in Asia/Pacific.

ING IM	Income from investment management activities.

In addition to these segments, ING Group reconciles the total segment results to the total result of ING Banking and ING Insurance using the Corporate Line Banking and Corporate Line Insurance. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. The Corporate Line Insurance contains items related to capital management, run-off portfolios, Corporate Reinsurance and remaining activities in Latin America.

b. ING Group

Segments ING Group total

6 month period
1 January to 30 June 2012 amounts in millions of euros	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		10,790		10,790
– Net interest result—banking operations	6,005		–34	5,971
– Commission income	1,115	673		1,788
– Total investment and other income	–108	2,714	–41	2,565

Total underlying income	7,011	14,178	–75	21,114

Underlying expenditure
– Underwriting expenditure		12,287		12,287
– Operating expenses	4,263	1,642		5,905
– Other interest expenses		241	–75	166
– Additions to loan loss provision	982			982
– Other impairments	125	12		137

Total underlying expenses	5,370	14,182	–75	19,477

Underlying result before taxation	1,641	–4		1,637
Taxation	492	–146		345
Minority interests	47	14		60

Underlying net result	1,103	128		1,231

36	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Segments ING Group total

6 month period
1 January to 30 June 2011 amounts in millions of euros	Total Banking	Total Insurance	Elimi- nations	Total
Underlying income
– Gross premium income		10,954		10,954
– Net interest result—banking operations	6,145		–5	6,140
– Commission income	1,176	714		1,890
– Total investment and other income	1,230	2,930	–207	3,952

Total underlying income	8,550	14,598	–213	22,935

Underlying expenditure
– Underwriting expenditure		12,085		12,085
– Operating expenses	4,363	1,517		5,880
– Other interest expenses		271	–213	58
– Additions to loan loss provision	546			546
– Other impairments	112	7		119

Total underlying expenses	5,022	13,879	–213	18,688

Underlying result before taxation	3,528	719		4,247
Taxation	897	175		1,072
Minority interests	36	9		45

Underlying net result	2,594	535		3,130

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

6 month period
1 January to 30 June	Income		Expenses		Net result
amounts in millions of euros	2012	2011	2012	2011	2012	2011
Underlying	21,114	22,935	19,477	18,688	1,231	3,130

Divestments	743	995	18	617	479	247
Special items	–4	–33	359	295	–309	–226

IFRS-IASB (continuing operations)	21,852	23,897	19,854	19,600	1,401	3,150
Discontinued operations	4,491	4,672	4,113	4,179	273	371
Net result from classification as discontinued operations					–180

IFRS-IASB (continuing and discontinued operations)	26,343	28,569	23,967	23,779	1,494	3,521

Divestments in the table above in the first half of 2012 reflect mainly the result on the sale of ING Direct USA. Divestments in the first half of 2011 reflect the results on the sale of IIM Philippines, two real estate funds of REIM Australia and Clarion Partners and Pacific Antai Life Insurance Company Ltd as well as the operating results of the in 2011 and 2012 divested units.

Special items in the first half of 2012 include the impact (net of tax) of the settlement with US authorities as disclosed in Note 21 ‘Update on regulatory measures and law enforcement agencies investigations’, costs related to restructuring programmes and separation expenses and an offsetting impact (net of tax) related to the new pension scheme for employees in the Netherlands as disclosed in Note 22 ‘Important events and transactions’. Special items in the first half of 2011 include costs related to the combination of the Dutch retail activities, the Belgium retail transformation, further restructuring at ING Real Estate following the announced sale of ING REIM (reference is made to Note 14 ‘Acquisitions and disposals’), costs related to the separation of Banking and Insurance and restructuring costs.

Reference is made to Note 19 ‘Discontinued operations’ for information on Discontinued operations.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	37

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

c. Banking activities

Segments Banking

6 month period 1 January to 30 June 2012 amounts in millions of euros	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	1,708	837	577	1,016	1,759	109	6,005
– Commission income	251	179	45	154	481	5	1,115
– Total investment and other income	16	75	–24	–69	–25	–80	–108

Total underlying income	1,975	1,090	598	1,100	2,214	34	7,011

Underlying expenditure
– Operating expenses	1,164	684	328	923	1,114	50	4,263
– Additions to loan loss provision	291	72	39	134	445		982
– Other impairments *	7				103	14	125

Total underlying expenses	1,463	756	367	1,057	1,662	65	5,370

Underlying result before taxation	513	334	231	43	552	–30	1,641
Taxation	127	95	75	35	165	–6	492
Minority interests		2		29	15		47

Underlying net result	386	236	156	–21	371	–25	1,103

*	analysed as a part of operating expenses.

Segments Banking

6 month period 1 January to 30 June 2011 amounts in millions of euros	Retail Netherlands	Retail Belgium	Retail Germany	Retail Rest of World	Commercial Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	1,796	793	643	1,054	1,877	–19	6,145
– Commission income	234	180	61	165	539	–5	1,176
– Total investment and other income	32	55	–73	–61	1,321	–45	1,230

Total underlying income	2,063	1,028	632	1,158	3,737	–68	8,550

Underlying expenditure
– Operating expenses	1,195	705	315	884	1,188	77	4,363
– Additions to loan loss provision	168	68	54	83	173		546
– Other impairments *	4			1	92	15	112

Total underlying expenses	1,366	773	369	968	1,454	92	5,022

Underlying result before taxation	696	255	263	190	2,283	–160	3,528
Taxation	175	69	87	45	538	–16	897
Minority interests				28	7		36

Underlying net result	521	187	176	117	1,739	–144	2,594

*	analysed as a part of operating expenses.

d. Insurance activities

With regard to insurance activities, ING Group analyses, the underlying result through a margin analysis, which includes the following components:

•	Operating result; and

•	Non-operating items.

Both are analysed into various sub-components. The total of operating result and non-operating items (gains/losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

38	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

To determine the operating result the following non-operating items are adjusted in the reported Underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;

•	Revaluations on assets marked to market through the profit and loss account; and

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, VA/FIA Guaranteed Benefit Reserve unlocking and DAC offset on gains/losses on debt securities.

The operating result for the life insurance business is also broken down into expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts, including dividends and coupons);

•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the United States);

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs; it includes mortality, morbidity and surrender results; and

•	Non-modelled which is not significant and includes parts of the business for which no margins are provided.

Segments Insurance

6 month period 1 January to 30 June 2012 amounts in millions of euros	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	324	26	547	2	1		900
Fees and premium based revenues	317	213	585	50	390		1,554
Technical margin	92	89	–15	9			175
Income non-modelled life business	1	10					11

Life & ING IM operating income	734	336	1,116	61	391		2,639

Administrative expenses	308	150	443	51	305		1,258
DAC amortisation and trail commissions	102	110	356	73	1		642

Life & ING IM expenses	411	260	799	124	306		1,900

Life & ING IM operating result	324	77	317	–63	85		739
Non-life operating result	35	3					39
Corporate Line operating result						–216	–216
Operating result	359	80	317	–63	85	–216	562

Gains/losses and impairments	20	–29	24	16		7	39
Revaluations	–251	21	76		15	–17	–156
Market & other impacts	–247		–81	–121			–449

Underlying result before tax	–119	72	336	–168	100	–226	–4
Taxation	–79	22	99	–160	37	–64	–146
Minority interests	14	4				–4	14

Underlying net result	–54	46	238	–8	63	–157	128

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	39

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Segments Insurance

6 month period 1 January to 30 June 2011 amounts in millions of euros	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	335	33	429	15			811
Fees and premium based revenues	306	244	528	118	381		1,577
Technical margin	223	89	46	13			371
Income non-modelled life business	18	4					22

Life & ING IM operating income	882	369	1,003	146	381		2,781

Administrative expenses	281	157	375	41	294		1,148
DAC amortisation and trail commissions	114	100	300	74	1		589

Life & ING IM expenses	395	257	675	115	296		1,737

Life & ING IM operating result	487	113	327	31	86		1,044
Non-life operating result	106	2					108
Corporate Line operating result						–234	–234

Operating result	593	115	328	31	86	–234	918

Gains/losses and impairments	–111	–117	–46	1	5	6	–262
Revaluations	16		162	3	12	–1	192
Market & other impacts	–202		–15	87			–129

Underlying result before tax	296	–2	429	122	103	–228	719
Taxation	5	16	126	14	37	–24	175
Minority interests	9	6				–6	9

Underlying net result	282	–24	302	108	65	–198	535

A net reserve inadequacy exists using a prudent (90%) confidence level for the segment Insurance US Closed Block VA. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

14 ACQUISITIONS AND DISPOSALS

Acquisitions

There were no acquisitions in the first half of 2012.

Disposals

ING Direct USA

In June 2011 ING announced that it reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US-based financial holding company. In February 2012, ING announced that the transaction has been closed. Total proceeds of the transaction are approximately USD 9.0 billion (or approximately EUR 6.9 billion) including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29. These shares represented a 9.7% stake in Capital One at closing and are included in Available-for-sale equity securities under Investments. The transaction has resulted in a positive result after tax of approximately EUR 0.5 billion. This result includes the release of the currency translation reserve and the available-for-sale reserve. The net negative cash proceeds from the divestment of ING Direct USA of EUR 10.3 billion (being the net amount of cash received of EUR 4.8 billion and cash included in the divestment of EUR 15.1 billion) is included in the cash flow statement in ‘Disposals and redemptions—other investments’.

In 2011 ING Direct USA was previously included in the segment ING Direct.

In connection with the divestment of ING Direct USA, ING also completed the adjustment of the agreement with the Dutch State concerning the structure of the Illiquid Assets Back-Up Facility (IABF) which was also announced on 16 June 2011. The amendment serves to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF is further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio. Only the part of the IABF covering ING Direct USA, currently approximately 85% of the total IABF-portfolio, is adjusted in the amendment. The ING Insurance part of the IABF remains unaltered. Reference is made to Note 33 ‘Related parties’ in the 2011 ING Group Consolidated Annual Accounts for the details on the original agreement and the amendments made.

40	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

15 FAIR VALUE OF FINANCIAL ASSETS

The methods used to determine fair value of financial assets and liabilities are disclosed in the 2011 ING Group Consolidated Annual Accounts, including a breakdown of fair value determined by Reference to published price quotations in active markets (Level 1), by using Valuation techniques supported by observable inputs (Level 2) and by using Valuation techniques supported by unobservable inputs (Level 3).

16 RELATED PARTY TRANSACTIONS

In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.

Transactions with related parties (Joint ventures and associates) and Key management personnel compensation are disclosed in Note 33 ‘Related parties’ in the 2011 ING Group Consolidated Annual Accounts. Following the transactions as disclosed in Note 33 ‘Related parties’, the Dutch State is also a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and on an at arm’s length basis. In the first quarter of 2012, the agreement with the Dutch State on the IABF was adjusted as disclosed in Note 14 ‘Acquisitions and disposals’. No other material changes in related party transactions occurred.

17 DIVIDEND PAID

No dividend was paid in the first half of 2012.

18 ISSUANCES, REPURCHASES AND REPAYMENT OF DEBT AND EQUITY SECURITIES IN ISSUE

Issue of Debt securities in issue

In total ING Bank issued EUR 15.4 billion debt with a tenor of more than one year in the capital markets (including both unsecured debt and covered bonds) during the first half of 2012. All issues are part of ING’s regular medium-term funding operations.

Although ING did not participate in the Longer Term Refinancing Operation by the ECB in February 2012, the improved liquidity in the market has resulted in clients placing more of their excess cash with ING. As a result, Debt securities in issue increased. In the second quarter of 2012, ING Bank issued EUR 3.6 billion of medium-term debt, mainly senior unsecured, bringing the year-to-date total issuance to EUR 15.4 billion.

On 8 March 2012, ING launched three separate exchange offers and consent solicitations on a total of three series of senior debt securities of ING Verzekeringen N.V. with a total nominal value of EUR 2.6 billion. Holders had the possibility to exchange the original securities into new securities issued by ING Group and / or consent to a modification of existing terms. On average 64% of the holders have accepted the offer to exchange into new securities issued by ING Group. The total nominal amount of new securities issued by ING Group in exchange for the existing ING Verzekeringen N.V. securities is EUR 1,654 million. Approximately 6% of the holders, representing EUR 151 million, accepted a modification of the existing terms of the securities. The transactions were completed on 30 March 2012. A charge of EUR 39 million (EUR 30 million after tax) is recognised in the first quarter of 2012. The settlement date of the exchange offers and consent solicitations was 4 April 2012.

ING U.S., Inc. (ING U.S.) announced on 16 July 2012 that it completed a private debt offering of USD 850 million principal amount of its 5.5% Senior Notes due 2022.

19 DISCONTINUED OPERATIONS

General

Discontinued operations applies to ING’s Insurance and asset management businesses in Asia (‘Asia’) as of 30 June 2012 and ING’s pension life insurance and investment management activities in Latin America (‘Latin America’) as of 30 June 2011.

Net result from discontinued operations

	6 month period
	1 January to 30 June
amounts in millions of euros	2012	2011
Asia	273	305
Latin America		68

Net result from discontinued operations	273	373

Net result from classification as discontinued operations Asia	–180

Total net result from discontinued operations	93	373

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	41

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Asia

As of 30 June 2012, the Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance are classified as held for sale and as discontinued operations. Although no divestment transactions have been completed yet, it has been decided to write-off the EUR 180 million goodwill in IIM Korea. IFRS 5 requires a write-off of certain assets, such as goodwill, if a unit is expected to be divested below book value.

For other assets in Asia, such as investments and insurance-related assets, the regular accounting policies continue to apply and the carrying value of these assets is not impacted by the held for sale classification. Negotiations are on-going and it is too early to predict the final financial outcome with respect to the divestments of the operations held for sale.

The Asian Insurance and Investment Management businesses and the reinsured Japan SPVA businesses in Corporate Reinsurance were previously included respectively in the segments Insurance Asia/Pacific and ING Investment Management and in the Corporate Line Insurance before they were classified as discontinued operations. The segment Insurance Asia/Pacific ceased to exist following the classification as discontinued operations as all activities previously included in this segment are now discontinued operations. The net result from discontinued operations is presented separately in the condensed consolidated profit and loss account.

Result from discontinued operations of Asia was as follows:

Results from discontinued operations—Asia

	6 month period 1 January to 30 June
amounts in millions of euros	2012	2011
Total income	4,491	4,288
Total expenses	4,113	3,881

Result before tax from discontinued operations	378	407

Tax	105	102

Net result from discontinued operations	273	305

The net cash flow from discontinued operations Asia was as follows:

Net cash flow from discontinued operations—Asia

	6 month period
amounts in millions of euros	1 January to 30 June 2012	1 January to 30 June 2011
Operating cash flow	1,959	1,070
Investing cash flow	–1,101	–1,350
Financing cash flow	–9	–2

Net cash flow	849	–282

Latin America

In December 2011 ING completed the sale of its Latin American operations for a total consideration of EUR 2,637 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). The sale was the first major step in the divestment of ING’s insurance and investment management activities. Under the terms of the agreement, ING received EUR 2,572 million in cash and GRUPOSURA assumed EUR 65 million in debt. The sale resulted in a net profit of EUR 995 million. Included in the transaction were the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru. As part of this transaction ING sold its 33.7% stake in Peruvian InVita Seguros de Vida S.A. to the Wiese Family, ING’s joint venture partner in InVita. The transaction also included the local investment management capabilities in these five countries. Not included in the transaction was ING’s 36% stake in the leading Brazilian insurer Sul America SA. ING’s Commercial Banking activities in Mexico, Brazil and Argentina were not affected by the announcement. ING’s Mortgage and ING’s Leasing businesses in Mexico were also not part of the transaction.

42	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

In 2011 the Latin American operations were classified as disposal groups held for sale and as discontinued operations. The Latin American operations were previously included in the segments Insurance Latin America and ING Investment Management before they were classified as discontinued operations. The segment Insurance Latin America ceased to exist following this transaction as the majority of assets and liabilities were sold. The net result from discontinued operations was presented separately in the condensed consolidated profit and loss account. The results of the Latin American operations for first half of 2011 are presented below:

Result from discontinued operations—Latin America

2011 amounts in millions of euros	6 month period 1 January to 30 June
Total income	384
Total expenses	298

Result before tax from discontinued operations	86

Tax	18

Result from discontinued operations	68

The net cash flow from discontinued operations Latin America operations was as follows:

Net cash flow from discontinued operations—Latin America

2011 amounts in millions of euros	6 month period 1 January - 30 June
Operating cash flow	33
Investing cash flow	–37
Financing cash flow

Net cash flow	–4

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	43

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

20 RISK EXPOSURES GREECE, ITALY, IRELAND, PORTUGAL, SPAIN AND CYPRUS

The table below provides information on ING’s risk exposure with regard to Greece, Italy, Ireland, Portugal and Spain. Amounts represent risk exposure values. Exposures are included based on the country of residence, except for certain securitisations which are included based on the country of risk to better reflect the real country exposure. CDS exposures in all countries are to Financial institutions.

Greece, Italy, Ireland, Portugal and Spain—Total risk exposures (1)(2)

	30 June 2012
amounts in millions of euros	Greece	Italy	Ireland	Portugal	Spain	Total
Residential mortgages and other consumer lending	14	7,238	4	3	9,353	16,612
Corporate Lending	317	8,882	739	1,023	6,462	17,423
Financial institutions Lending	4	346	1	89	641	1,081
Government Lending	0	202	0	0	59	261
Total Lending	335	16,668	744	1,115	16,515	35,377

RMBS	97	1,172	1,007	769	3,450	6,495

CMBS	0	0	298	0	0	298
Other ABS	0	357	159	100	193	809
Corporate Bonds	4	776	555	79	388	1,802
Covered Bonds	0	236	350	154	13,537	14,277
Financial Institutions’ bonds (unsecured)	0	716	119	56	150	1,041
Government Bonds (3)	45	2,481	53	637	1,206	4,422

Total Debt Securities	146	5,738	2,541	1,795	18,924	29,144

Real Estate (4)	36	396	0	297	584	1,313

Trading excluding CDS exposures	0	551	32	5	95	683
Sold CDS protection	0	14	1	0	43	58
Bought CDS protection	–6	–26	–6	0	–8	-46

Trading including CDS protection	–6	539	27	5	130	695

Undrawn committed facilities	168	1,226	407	124	2,805	4,730
Pre-settlement exposures (5)	73	572	377	16	679	1,717

Total risk exposure	752	25,139	4,096	3,352	39,637	72,976

(1)

Total risk exposures to companies registered in Cyprus were approximately EUR 1 billion as per end of June, which consisted mostly of corporate lending (EUR 0.8 billion) and Financial Markets trades (EUR 0.2 billion). Majority of the corporate lending risk exposures were either deals with country of risk outside of Cyprus, Letter of credits or Trade Commodity Finance with maturity less than 3 months. Therefore, net credit risk linked to Cyprus is for ING Bank. ING Insurance/IM has no credit risk linked to Cyprus.

(2)

The exposures reported are credit, market and real estate exposures based on source systems and measurement criteria that can differ from those of similar exposures reported in Note 3 ‘Investments’ of these condensed consolidated interim accounts.

(3)

In the second quarter of 2012 ING Bank bought CDS protection on the Spanish government for a nominal amount of EUR 264 million. This amount has been netted with exposure on the Spanish government bonds.

(4)

Real Estate includes Real Estate Development, Real Estate Investments and Property in Own Use; it does not include (indirect) exposure through Real Estate Finance, which is reflected in Total Lending and Total Debt Securities.

(5)

Pre-settlement exposure is exposure typically existing of dealing room products such as options, swaps, and securities financing transactions. This exposure is based on the replacement value (Marked-To-Market) of each product plus potential future volatility concept.

44	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

Greece, Italy, Ireland, Portugal and Spain—Total risk exposures (1)

	31 December 2011
amounts in millions of euros	Greece	Italy	Ireland	Portugal	Spain	Total
Residential mortgages and other consumer lending	14	7,027	4	3	9,176	16,224
Corporate Lending	307	9,011	422	996	7,092	17,828
Financial institutions Lending	6	853	57	139	2,038	3,093
Government Lending	0	195	0	0	55	250

Total Lending	327	17,086	483	1,138	18,361	37,395
RMBS	127	1,315	1,094	752	4,131	7,419
CMBS	0	0	310	0	0	310
Other ABS	0	400	371	101	170	1,042
Corporate Bonds	4	772	616	97	562	2,051
Covered Bonds (2)	0	236	350	172	16,835	17,593
Financial Institutions’ bonds (unsecured)	0	819	274	164	366	1,623
Government Bonds	254	2,557	54	809	1,508	5,182

Total Debt Securities	385	6,099	3,069	2,095	23,572	35,220

Real Estate (2)	36	429	0	319	632	1,416

Trading excluding CDS exposures	0	569	33	7	261	870
Sold CDS protection	0	9	1	0	64	74
Bought CDS protection	–3	–29	0	0	–13	–45

Trading including CDS protection	–3	549	34	7	312	899

Undrawn committed facilities	411	1,229	523	140	2,302	4,605
Pre-settlement exposures (3)	70	670	425	14	909	2,088

Total risk exposure	1,226	26,062	4,534	3,713	46,088	81,623

(1)

The exposures reported are credit, market and real estate exposures based on source systems and measurement criteria that can differ from those of similar exposures reported in Note 3 ‘Investments’ of these condensed consolidated interim accounts.

(2)

Real Estate includes Real Estate Development, Real Estate Investments and Property in Own Use; it does not include (indirect) exposure through Real Estate Finance, which is reflected in Total Lending and Total Debt Securities.

(3)

Pre-settlement exposure is exposure typically existing of dealing room products such as options, swaps, and securities financing transactions. This exposure is based on the replacement value (Marked-To-Market) of each product plus potential future volatility concept.

During 2012, ING further improved the scope and the presentation of the disclosures of exposure on Greece, Italy, Ireland, Portugal and Spain. Furthermore, certain definitions have been improved and/or aligned. Comparative figures as per 31 December 2011 have been amended. The changes mainly relate to the inclusion of Pre-Settlement exposures, the presentation of Trading and Trading CDS exposure and the definitions for Real Estate and ABS exposure (for ‘country at risk’ versus ‘country of residence’ as mentioned above). In total these restatements did not have a material impact on ING’s exposure on Greece, Italy, Ireland, Portugal and Spain.

21 UPDATE ON REGULATORY MEASURES AND LAW ENFORCEMENT AGENCIES INVESTIGATIONS

On 12 June 2012 ING Bank announced that it has entered into a Settlement Agreement with U.S. authorities, including the Office of Foreign Assets Control (OFAC) in relation to the investigation by those agencies into compliance with U.S. economic sanctions and U.S. dollar payment practices until 2007 by Commercial Banking.

Under the terms of the Deferred Prosecution Agreements, no further action will be taken against ING Bank if it meets the conditions set forth in the agreements. As part of the settlement, ING Bank paid a total penalty of EUR 473 million (USD 619 million) in June 2012.

Since 2006, prior to receiving inquiries from the U.S. Authorities, ING initiated two extensive internal investigations. Much of the findings, which were voluntarily disclosed to OFAC, focused on conduct relating to transactions associated with ING Bank’s Cuban operations, as well as business with counterparties in other OFAC sanctioned countries. The discussions with authorities on these issues did not involve ING’s Insurance and Investment Management operations, nor Retail Banking or ING Direct.

ING Bank has cooperated closely and constructively with regulators and other authorities throughout this process. The U.S. Authorities have recognised ING’s substantial cooperation in the resolution and ING’s efforts and commitment to continuously enhance compliance within the organisation.

ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited	45

Report on Form 6-K

Notes to the condensed consolidated interim accounts continued

22 IMPORTANT EVENTS AND TRANSACTIONS

ING announced on 3 July 2012 that it has finalised its agreement on a new pension scheme for employees in the Netherlands, following acceptance of the new scheme by both the unions and their members. The new pension scheme will take effect on 1 January 2014 and will apply to the approximately 19,000 staff members in the Netherlands of ING Bank and WestlandUtrecht Bank as well as to the approximately 8,000 staff members in the Netherlands of Insurance/Investment Management (IM). Under the agreement, two new and separate pension funds will be created, one for Banking and one for Insurance/IM.

As announced on 1 June 2012, the key elements of the new scheme are:

•	ING contributes a yearly pre-defined premium to the funds. The employee contribution to the new scheme will gradually increase to one-third of the base pension premium

•	The minimum salary level at which pensions are provided will be lowered to EUR 15,000.

•	Pension benefit will be based on average wage over period of employment with a 2% annual accrual rate.

•	The pension funds, not ING, will bear responsibility for funding adequacy; ING Bank and Insurance/IM to pay an additional risk premium.

•	Responsibility for inflation indexation will move to the new funds.

•	Standard retirement age will be raised to 67.

The new scheme qualifies as a Defined Contribution scheme under IFRS and will replace the existing Defined benefit scheme in the Netherlands.

As of the start of the new defined contribution plan on 1 January 2014, the current defined benefit plan will stop accruing new pension benefits. Accruals built up under the defined benefit plan up to that date will remain valid. The change to the new pension scheme represents a curtailment under IFRS and has resulted in a release of provisions previously taken by ING to cover estimated future liabilities in the existing defined benefit plan that are now no longer required. This release amounts to a one-off after-tax gain of EUR 305 million. The curtailment is included in the line Staff expenses in the first half of 2012.

46	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited

Report on Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. G. Flynn
P. G. Flynn
Chief Financial Officer

By:	/s/ J. H. van Barneveld
J. H. van Barneveld
General Manager Finance & Control Group

Dated: 7 August 2012

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48	ING Group Report on Form 6-K for the period ended 30 June 2012 – Unaudited